UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                       Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date August 15, 2022	By	/s/ Bentsur Joseph
Bentsur Joseph
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated July 21, 2022 – A2Z Smart Technologies Expands Accenture Relationship; A2Z’s Cust2Mate Smart Carts are now Showcased at the Accenture Custom Innovation Network

99.2	Press Release dated July 29, 2022 – A2Z Smart Technologies Continues Rollout of Cust2Mate Smart Carts to Yochananof Supermarkets

99.3	Press Release dated August 5, 2022 – A2Z Smart Technologies Nominates Mr. Gadi Craus to Cust2Mate’s Board of Directors

99.4	Press Release dated August 8, 2022 – A2Z Smart Technologies announces penetration to the Turkish Market together with leading grocery retail chain – Migros Ticaret